SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                              NORD PACIFIC LIMITED
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                                (Name of Issuer)


                            Common Stock no par value
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                         (Title of Class of Securities)

                                      65556
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                                 (CUSIP Number)

                          General Counsel and Secretary
      Cominco Ltd., 500 - 200 Burrard Street, Vancouver, British Columbia,
                                 Canada V6C 3L7
                              Tel.: (604) 685-3012
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  April 2, 2001
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             (Date of Event which Requires Filing of this Statement)


              If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. (See Rule 13d-7(b) for other parties to whom copies are to be sent.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 65556                  SCHEDULE 13D                        Page 2 of 5


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1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         COMINCO LTD.
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2.       Check the Appropriate Box if a Member of a Group*

                                                        (a)  [ ]
                                                        (b)  [ ]
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3.       SEC Use Only

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4.       Source of Funds*

         WC
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

                                                          [ ]
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6.       Citizenship or Place of Organization

         Canada
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7.                                Sole Voting Power

                                  1,230,921
                                  ----------------------------------------------
8.       Number of Shares         Shared Voting Power
           Beneficially
               Owned              0
                By                ----------------------------------------------
9.             Each               Sole Dispositive Power
         Reporting Person
               With               1,230,921
                                  ----------------------------------------------
10.                               Shared Dispositive Power

                                  0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,230,921
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                          [ ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         9.52%
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14.      Type of Reporting Person*

         CO
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


CUSIP NO. 65556                  SCHEDULE 13D                        Page 3 of 5



Item 1.  Security and Issuer
----------------------------
This statement relates to the Common Stock no par value ("Common Stock") of Nord Pacific Limited (the "Issuer"). The name and address of the principal executive offices of the Issuer as follows:

Nord Pacific Limited
40 Wellington Row, Suite 2100 , Scotia Plaza
Saint John, New Brunswick, Canada E2L4S3

Item 2.  Identity and Background
---------------------------------
This statement is being filed Cominco Ltd. (the "Reporting Person"), 500 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L7. Cominco Ltd. is a company incorporated under the laws of Canada. The principal business of the Reporting Person is mining metals and fertilizers, and its head office address is 500 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L7, and the address of its principal office is 500 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L7.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
The source of funds used by the Reporting Person to purchase Common Stock was working capital.

CUSIP NO. 65556                  SCHEDULE 13D                        Page 4 of 5




Item 4.  Purpose of Transaction.
--------------------------------
The Reporting Person has acquired the shares of Common Stock for investment purposes and to facilitate the Issuer's development of a mining property.

(a)  None.

(b)  None.

(c)  None.

(d)  None.

(e)  None.

(f)  None.

(g)  None.

(h)  None.

(i)  None.

(j)  None.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------
(a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person on April 2, 2001 was 1,230,921 and the percentage of the outstanding shares of Common Stock of the Issuer owned by the Reporting Person as of such date (based upon information provided by the Issuer, there are 12,925,203 shares of Common Stock outstanding as of this date) was 9.52%.

(b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 1,230,921 shares of Common Stock.

(c) The only transaction of the Reporting Person during the past 60 days was the purchase of 1,230,921 shares of Common Stock on April 2, 2001 as restricted shares by private placement at a price of U.S. $0.2031 per share.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of Common Stock held by the Reporting Person other than the Reporting Person.

(e)    Not applicable.

CUSIP NO. 65556                  SCHEDULE 13D                        Page 5 of 5




Item 6. Contacts Arrangements, Understandings or Relationships to Securities of Issuer
-----------------------------------------------------------------------------
None.

Item 7. Material to be Filed as Exhibits.
-----------------------------------------
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 27, 2001


Cominco Ltd.

/s/ G.Leonard Manuel
----------------------------

Its General Counsel and Secretary